FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              November 27, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Notice of Meetings dated 27 November, 2003



27 November 2003



This notice is important and requires your immediate attention. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.


                              BRITISH ENERGY PLC

                       (the "Issuer" or "British Energy")

                               NOTICE OF MEETINGS

                       of the holders of the outstanding

 GBP109,861,000 5.949 per cent. Guaranteed Bonds due 2003 (ISIN XS0098581647 and XS0180470121)

           (the "2003 Bondholders" and the "2003 Bonds" respectively)

                       and the holders of the outstanding

 GBP163,444,000 6.077 per cent. Guaranteed Bonds due 2006 (ISIN XS0098580755 and
                                 XS0180469461)

           (the "2006 Bondholders" and the "2006 Bonds" respectively)

                       and the holders of the outstanding

 GBP134,586,000 6.202 per cent. Guaranteed Bonds due 2016 (ISIN XS0098579401 and
                                 XS0180470808)

           (the "2016 Bondholders" and the "2016 Bonds" respectively)

                                 of the Issuer

NOTICE IS HEREBY GIVEN that a Meeting of the 2003 Bondholders is convened by the Issuer for the purpose of considering and, if thought fit, passing the extraordinary resolutions set out below. This notice is issued pursuant to the provisions of the 2003 Bonds and the trust deed dated 25 March 1999 by which the Bonds are constituted (as amended and/or supplemented from time to time, the "Trust Deed"). The Meeting of the 2003 Bondholders will be held at the offices of Clifford Chance at 10 Upper Bank Street, Canary Wharf, London E14 5JJ on Friday, 19 December 2003 at 11.00 a.m. If a quorum is not present within 15 minutes from that time, the Meeting will either be dissolved or be adjourned until such date, not less than 14 days nor more than 42 days later, and to such time and place, as the chairman of the Meeting may decide. A notice reconvening such an adjourned meeting will be given.



NOTICE IS HEREBY GIVEN that a Meeting of the 2006 Bondholders is convened by the Issuer for the purpose of considering and, if thought fit, passing the extraordinary resolutions set out below. This notice is issued pursuant to the provisions of the 2006 Bonds and the trust deed dated 25 March 1999 by which the Bonds are constituted (as amended and/or supplemented from time to time, the "Trust Deed"). The Meeting of the 2006 Bondholders will be held at the offices of Clifford Chance at 10 Upper Bank Street, Canary Wharf, London E14 5JJ on Friday, 19 December 2003 at 11.20 a.m. If a quorum is not present within 15 minutes from that time, the Meeting will either be dissolved or be adjourned until such date, not less than 14 days nor more than 42 days later, and to such time and place, as the chairman of the Meeting may decide. A notice reconvening such an adjourned meeting will be given.



NOTICE IS HEREBY GIVEN that a Meeting of the 2016 Bondholders is convened by the Issuer for the purpose of considering and, if thought fit, passing the extraordinary resolutions set out below. This notice is issued pursuant to the provisions of the 2016 Bonds and the trust deed dated 25 March 1999 by which the Bonds are constituted (as amended and/or supplemented from time to time, the "Trust Deed"). The Meeting of the 2016 Bondholders will be held at the offices of Clifford Chance at 10 Upper Bank Street, Canary Wharf, London E14 5JJ on Friday, 19 December 2003 at 11.40 a.m. If a quorum is not present within 15 minutes from that time, the Meeting will either be dissolved or be adjourned until such date, not less than 14 days nor more than 42 days later, and to such time and place, as the chairman of the Meeting may decide. A notice reconvening such an adjourned meeting will be given.



In this Notice the 2003 Bonds, the 2006 Bonds and the 2016 Bonds shall be collectively referred to as the "Bonds" and the 2003 Bondholders, the 2006 Bondholders and the 2016 Bondholders shall be collectively referred to as the "Bondholders".



British Energy has convened the Meetings for the purpose of enabling the holders of each series of Bonds to resolve, if they so wish, to authorise and direct the trustee of those Bonds, The Law Debenture Trust Corporation p.l.c. (the "Trustee", which expression includes any replacement or additional trustee(s) appointed from time to time in relation to the Bonds), to enter into a third supplemental trust deed modifying the provisions of the Trust Deed in order (i) to permit the exchange of the global bonds representing the Bonds into definitive Bonds at the option and expense of the Issuer (if the applicable resolution is passed by holders of the relevant series of Bonds), (ii) to approve the appointment of The Law Debenture Intermediary Corporation p.l.c. and Law Debenture Trustees Limited as replacement trustees for the 2006 Bonds and the 2016 Bonds, respectively, in place of The Law Debenture Trust Corporation p.l.c. (if the applicable resolution is passed by holders of the relevant series of Bonds); (iii) to authorise the Trustee to deal with new securities made available to Bondholders pursuant to any scheme of arrangement, compromise or exchange proposed by the Issuer, any Guarantor or the Trustee, including a scheme of arrangement (as described below) currently expected to be proposed by the Issuer (pursuant to which the Bondholders and others will agree to release their existing claims against the Issuer, the Guarantors and its/their affiliates under the Bonds in exchange for new securities) (a "Compromise Proposal"), (iv) to authorise the Trustee to comply with any obligations which may be imposed upon it under any Compromise Proposal, including entering into such agreements, deeds and other documents as are required to be entered into by the Trustee in connection with such Compromise Proposal, (v) to amend the provisions of the Trust Deed to provide for payment of accrued interest on the Bonds (if any) on the date that any Compromise Proposal becomes effective, (vi) to amend the definition of "Permitted Security Interest" and to make certain other amendments to the provisions of the Trust Deed, to make such provisions consistent with the corresponding provisions of the Creditor Restructuring Agreement (as defined below); (vi) to extend the "backstop" termination date for the existing standstill arrangements from 30 September 2004 to 12 noon on the earlier of 31 January 2005 and the date falling 120 days after the date on which the last of the initial conditions precedent set out in the Creditor Restructuring Agreement is satisfied; (vii) to permit certain amendments to the TPL PPA (as defined in the Trust Deed); and (viii) to insert a written resolution procedure into the Trust Deed to enable a majority of bondholders to direct the Trustee by written resolution to waive or modify the British Energy undertakings contained within the First Supplemental Trust Deed (as amended by the Third Supplemental Trust Deed, if executed) and to further extend the "backstop" termination date referred to in (vi).



On 14 February 2003, British Energy announced that it had reached agreement on a binding basis with certain significant creditors, including certain Bondholders, on the terms of a standstill and that it had reached a non-binding agreement with certain significant creditors, including certain Bondholders, on the principles of British Energy's restructuring, subject to certain approvals. The terms of the standstill were approved by the Bondholders at a meeting held on 24 March 2003.



On 1 October 2003, British Energy announced that it had entered into an agreement dated as of 30 September 2003 (as amended and/or supplemented or replaced from time to time, the "Creditor Restructuring Agreement") with certain significant creditors, including certain Bondholders, relating to the recognition and compromise of the claims of its significant creditors (the "Proposed Restructuring"). As at 31 October 2003, certain Bondholders who represented 87.73 per cent. of the aggregate principal amount of the Bonds had entered into the Creditor Restructuring Agreement and agreed to vote in favour of the Scheme.



Under the terms of the Proposed Restructuring, the claims of the Bondholders and The Royal Bank of Scotland plc ("RBS") will be compromised pursuant to a scheme of arrangement pursuant to Section 425 of the Companies Act 1985 (the "Scheme") which will be proposed and, if approved by Bondholders and RBS (at meetings to be convened for the purpose) and the court, implemented once all the conditions to the Proposed Restructuring (most notably the receipt of State aid approval from the European Commission (the "EC")) are satisfied, which is expected to take place in mid to late 2004.



The purpose of the Scheme is to effect a compromise between British Energy, on the one hand, and the Bondholders and RBS, on the other, whereby the Bondholders and RBS will release their existing claims against British Energy and certain of its subsidiaries in consideration for receiving new securities, to be issued by a newly formed company, and new shares, to be issued by another newly formed company. If the Scheme is approved, accrued interest on the Bonds up to the date the Scheme becomes effective will be paid on the date the Scheme becomes effective.



Further information concerning the extraordinary resolutions and the proposed Scheme is contained in a circular, copies of which will be available from the offices of British Energy at 3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, from the offices of Clifford Chance at 10 Upper Bank Street, Canary Wharf, London E14 5JJ and from the offices of The Law Debenture Trust Corporation p.l.c. at Fifth Floor, 100 Wood Street, London EC2V 7EX, in each case between 9 a.m. and 5 p.m. on any weekday (public holidays excepted), from 28 November 2003.



In accordance with usual practice, the Trustee expresses no opinion on the merits of the extraordinary resolutions set out below. The Trustee has not verified any of the statements made in this notice or in the circular referred to above, but on the basis of such statements, including the reasons given by British Energy for the convening of the Meetings, has authorised it to be stated that it has no objection to such resolutions being put to Bondholders for their consideration, and has given its approval to the form of this Notice.



EXTRAORDINARY RESOLUTIONS



THE FIRST RESOLUTION is in the following terms:



"THAT this Meeting of the holders of the (GBP109,861,000 5.949 per cent. Guaranteed Bonds due 2003)/(GBP163,444,000 6.077 per cent. Guaranteed Bonds due
2006)/ (GBP134,586,000 6.202 per cent. Guaranteed Bonds due 2016)* (the "Bonds") of British Energy plc (the "Issuer") constituted by the Trust Deed dated 25 March 1999 (as amended and/or supplemented from time to time, the "Trust Deed") made between the Issuer, British Energy Generation Limited and British Energy Generation (UK) Limited (the "Guarantors") and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Bonds (the "Bondholders") hereby:

(A)  authorises and directs the Trustee to:



(i) agree with the Issuer to amend the form of relevant permanent global bond (whether the Original Permanent Global Bond or the CRA Permanent Global Bond, each as defined in paragraph (iii) below) set out at Schedule 2 to the Trust Deed (the "Permanent Global Bonds" and each, a "Permanent Global Bond") and thereby deem the Permanent Global Bond(s) duly amended, and modify all other appropriate provisions of the Trust Deed considered by it to be necessary or desirable to permit the exchange (the "Exchange") in whole of the Permanent Global Bond(s) for security printed definitive Bonds in bearer form or for non-security printed definitive Bonds in registered form at any time at the option (and expense) of the Issuer upon the Issuer giving not less than 15 nor more than 60 days' notice to the Bondholders in accordance with Condition 22 of the terms and conditions of the Bonds (the "Conditions") of its intention to do so;



(ii) execute all other documents and do all such things as it may consider necessary or desirable in connection with the Exchange; and



(iii) in this paragraph (A), the following terms shall have the following meanings:



"Original Permanent Global Bond" means the permanent global bond substantially in the form set out in Schedule 2 to the Trust Deed; and



"CRA Permanent Global Bond" means the global bond for which the Original Permanent Global Bond may be exchanged in whole or part in accordance with its terms, substantially in the form set out in Schedule 2 to the Trust Deed;



(insert for 2006 Bonds)



(B) authorises the Issuer and the Guarantors to enter into a deed of retirement and accession between, among others, the Issuer, the Guarantors and The Law Debenture Intermediary Corporation p.l.c. pursuant to which the Trustee will retire as trustee of the Bonds and The Law Debenture Intermediary Corporation p.l.c. (the "Replacement Trustee") will be appointed as new trustee of the Bonds; and



(insert for 2016 Bonds)



(B) authorises the Issuer and the Guarantors to enter into a deed of retirement and accession between, among others, the Issuer, the Guarantors and Law Debenture Trustees Limited pursuant to which the Trustee will retire as trustee of the Bonds and Law Debenture Trustees Limited (the "Replacement Trustee") will be appointed as new trustee of the Bonds; and



(C)



(i) sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Bondholders against the Issuer or the Guarantors necessary to give effect to this Extraordinary Resolution (whether or not those rights arise under the Trust Deed or the Conditions);



(ii) assents to every modification, abrogation, variation or compromise of the covenants or provisions of the Trust Deed and/or the Conditions involved or affected by the implementation of this Extraordinary Resolution, such modification, abrogation, variation or compromise to be effected by a deed supplemental to the Trust Deed to be entered into between, among others, the Issuer, the Guarantors and the Trustee (and the Replacement Trustee)* to give effect to this Extraordinary Resolution;



(iii) authorises and directs the Trustee to concur in taking all steps considered by it in its sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution; and



(iv) declares that (each of)* the Trustee (and the Replacement Trustee)* shall have no liability to Bondholders for its acts or omissions in furtherance of this Extraordinary Resolution."



*Insert for 2006 and 2016 resolutions only


THE SECOND RESOLUTION is in the following terms:

"THAT this Meeting of the holders of the (GBP109,861,000 5.949 per cent. Guaranteed Bonds due 2003)/(GBP163,444,000 6.077 per cent. Guaranteed Bonds due
2006)/ (GBP134,586,000 6.202 per cent. Guaranteed Bonds due 2016)**
(the "Bonds") of British Energy plc (the "Issuer") constituted by the Trust
 Deed dated 25 March 1999 (as amended and/or supplemented from time to time, the "Trust Deed") made between the Issuer, British Energy Generation Limited and British Energy Generation (UK) Limited (the "Guarantors") and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Bonds (the "Bondholders") hereby, subject to an equivalent resolution being passed by the holders of each other series of Bonds issued by the Issuer:


(A) authorises and directs the Trustee to modify the provisions of the Trust Deed by the addition of new Clauses 9.16 and 9.17 as follows:


"9.16  Additional Powers regarding any Compromise or Arrangement


In the event of the final approval and entry into effect of any proposal (a "Compromise Proposal") made by the Issuer or either Guarantor or the Trustee for
(i) any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Bondholders and/or Couponholders against the Issuer or the Guarantors (whether or not those rights arise under the Trust Deed, the Conditions, the Bonds or the Coupons and including, without limitation, a scheme of arrangement pursuant to section 425 of the Companies Act 1985) and/or (ii) the exchange of the Bonds for, substitution for the Bonds of, or conversion of the Bonds into, shares, bonds or other obligations or securities of the Issuer, either Guarantor or other entity, the Trustee shall have the power and authority in relation to the Bonds to:



(i) distribute, or instruct another person, whether acting as agent for the Trustee, the Issuer or any Guarantor (a "Distribution Agent"), to distribute to Bondholders any cash and/or securities (including any new bonds and/or new shares) receivable by Bondholders in accordance with the arrangements contemplated in any such Compromise Proposal; and



(ii)

(a) dispose of those securities (if any) which are held by it or on its behalf and which remain undistributed at the expiry of any prescribed waiting period or, as the case may be, instruct any Distribution Agent to dispose of those securities held by such Distribution Agent or its nominee at such time on behalf of the Trustee, as soon as practicable after the end of such waiting period and on such date or dates on which it is, in the sole discretion of the Trustee, or, as the case may be, such Distribution Agent, practicable to sell any or all such securities, having regard to the level of demand for such securities (as determined by the Trustee, or, as the case may be, such Distribution Agent); and



(b) distribute, or instruct such Distribution Agent to distribute, from time to time the net cash proceeds of any such disposal effected under Clause 9.16(ii)(a) above (after deduction for or on account of all applicable taxes and any costs) together with any cash at the time due and owing to and remaining undistributed to Bondholders at that time to Bondholders in accordance with the procedures set out in the relevant Compromise Proposal.


** To be deleted as appropriate


9.17  No Liability


The Trustee shall be exonerated from, and shall have no liability for, its acts or omissions in connection with Clause 9.16 above.";


(B) authorises the Trustee to comply with any obligations imposed upon it under or pursuant to any Compromise Proposal, including approving, signing and/or ratifying any and all agreements, deeds and other documents required to be entered into by the Trustee in connection with such Compromise Proposal in such form as is acceptable to the Trustee and which, without limitation, may include entering into any deeds of release in favour of the Issuer and/or the Guarantors and/or any other person (including, without limitation, the directors, agents, officers, employees and professional advisers of such released parties) whereby any liability of such released parties to the Trustee shall be waived and released to the extent set out in such deed of release, and agreeing with the Issuer and/or the Guarantors such modifications to the Trust Deed and any other documents relating to the Bonds as the Trustee, in its sole discretion, shall consider necessary or desirable to achieve the purposes of the Compromise Proposal and/or to enable any consideration to be paid or distributed to Bondholders in connection with the Compromise Proposal to be paid or distributed to Bondholders by the Trustee, the Issuer or any Guarantor or by any paying agent or distribution agent appointed for the purpose;


(C) authorises and instructs the Trustee to modify the provisions of the Trust Deed so that interest accrued on the Bonds from (and including) the last preceding Payment Date up to (but excluding) the date on which any Compromise Proposal becomes effective (the "Restructuring Date") may be paid to Bondholders on the Restructuring Date;



(D) authorises and directs the Trustee to modify the provisions of the Trust Deed as follows:


(i) by inserting the following definitions:


"BE Finco" means the treasury company, which will be a subsidiary of the Issuer, to be established for the purposes of the Intra-Group Funding Arrangements;


"Creditor Restructuring Agreement" means the creditor restructuring agreement dated as of 30 September 2003 made between, inter alia, British Energy plc, certain subsidiaries of British Energy plc and certain of its and their creditors, as the same may be amended or supplemented from time to time;



"EPL Lenders" means the lenders, from time to time and for the time being, under the EPL Facility Agreement;



"Intra-Group Funding Arrangements" means (a) the intercompany loan agreement between, inter alia, the Issuer, any Group Company and BE Finco and (b) the debenture creating fixed and floating charges in respect of the intercompany loan agreement between, inter alia, BE Finco, any Group Company and the Issuer;



"New Standstill Agreement" means the standstill agreement which may be entered into between the Issuer, the Guarantors, certain other Group Companies, BNFL, TPL, Total Gas & Power Limited, Enron Capital & Trade Europe Finance L.L.C., The Royal Bank of Scotland plc and those EPL Lenders and EPL Swap Providers who have entered into the Creditor Restructuring Agreement, or their permitted successors or assigns;



"Restructuring Condition" shall have the meaning set out in the Creditor Restructuring Agreement as at 27 November 2003 (and as described in the Circular accompanying this Notice);



"Restructuring Long Stop Date" shall have the meaning set out in the Creditor Restructuring Agreement as at 27 November 2003 (and as described in the Circular accompanying this Notice);



"TPL Amended PPA" means the TPL PPA as further amended on 24 March 2003 in accordance with the Standstill Agreement;



"TPL Option" means the agreement in the agreed form (as defined in the Creditor Restructuring Agreement) between TPL and BEPET giving TPL the option to terminate the TPL Amended PPA and the TPL 200 MW PPA to be entered into pursuant to the New Standstill Agreement;



"TPL Side Letter" means the letter exchanged between TPL and BEPET relating to the meaning of "Standstill Period" in the TPL Amended PPA and the TPL 200 MW PPA;



(ii) by amending the definition of "Group" by adding at the end "and "Group Company" means any of them";



(iii)by amending the definition of "Permitted Security Interest" (as defined in Clause 1.3 of the Supplemental Trust Deed dated 31 March 2003 (the "First Supplemental Trust Deed") as follows:



-  delete paragraph (f) and replace it with the following: "any
Security Interest given by way of cash collateral securing obligations of a member of the Group under electricity trading or procurement contracts with suppliers, in each case entered into in the ordinary course of that company's business (or any such Security Interest given in respect of letters of credit relating to such obligation)";



- add the following as a new paragraph (j): "any guarantee, indemnity and any Security Interest created under or in connection with or arising out of the Intra-Group Funding Arrangements";



(iv)by deleting the definition of "Restructuring Effective Date" and substituting the following: ""Restructuring Date" means the date on which the Restructuring Condition is satisfied;"



(v) by amending the definition of "Standstill Agreement" by adding at the end "including, without limitation, the New Standstill Agreement, if entered into, as the same may be amended from time to time"; and



(vi) by amending the definition of "Termination Date" in Clause 1.3 of the First Supplemental Trust Deed as follows:



- by deleting "30 September 2004" in paragraph (a) and substituting "12 noon on the earlier of 31 January 2005 and the date falling 120 days after the date on which the last of the initial conditions to the Creditor Restructuring Agreement is satisfied (as certified in writing by two directors of British Energy to the Trustee) (or such later date and subject to such intermediate milestones as are agreed in writing, by the parties specified in and in the manner set out in the Creditor Restructuring Agreement and approved by a written resolution of Bondholders)";



- by deleting "Restructuring Effective Date" in paragraph (c) and substituting "Restructuring Date";



- in paragraph (d), by adding after the words "Bond Standstill Agreement" the words "and/or Creditor Restructuring Agreement" and by adding at the end "except that if the New Standstill Agreement is entered into by the parties thereto and, as a direct result, the Standstill Agreement terminates, the date on which the Standstill Agreement terminates shall not constitute a Termination Date for the purposes of this paragraph";



(vii) by amending the definition of "TPL 200 MW PPA" by deleting the words "to be executed by" and substituting the words "dated 24 March 2003 and made between";



(viii) by amending Clause 8.1 of the First Supplemental Trust Deed by adding the words "transactions pursuant to the Intra-Group Funding Arrangements or" after the words "enter into any transactions, other than";



(ix) by amending Clause 8.2(iii) of the First Supplemental Trust Deed by adding the words "and/or the Creditor Restructuring Agreement" at the end;



(x) by amending Clause 8.5 of the First Supplemental Trust Deed by adding after the first reference to "Supplemental Trust Deed" the words "and/or the Creditor Restructuring Agreement";



(xi) by deleting Clauses 8.7, 8.10 and 8.11 of the First Supplemental Trust Deed and renumbering the remaining sub-paragraphs of Clause 8 accordingly;



(xii) by amending Clause 8.12 (TPL Documents) by adding, after the words "in this Supplemental Trust Deed" the words "or pursuant to the TPL Option and/or the TPL Side Letter" and by replacing "TPL PPA" with "TPL Amended PPA"; and



(xiii) by amending Clause 9(c) of the First Supplemental Trust Deed by adding the words "and/or the Creditor Restructuring Agreement" at the end;



(E)

(i) sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Bondholders against the Issuer or the Guarantors necessary to give effect to this Extraordinary Resolution (whether or not those rights arise under the Trust Deed or the Conditions);



(ii) assents to every modification, abrogation, variation or compromise of the covenants or provisions of the Trust Deed and/or the Conditions involved or affected by the implementation of this Extraordinary Resolution, such modification, abrogation, variation or compromise to be effected by a deed supplemental to the Trust Deed to be entered into between the Issuer, the Guarantors and the Trustee to give effect to this Extraordinary Resolution;



(iii) authorises and directs the Trustee to concur in taking all steps considered by it in its sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution; and



(iv) declares that the Trustee shall have no liability to Bondholders for its acts or omissions in furtherance of this Extraordinary Resolution."



THE THIRD RESOLUTION is in the following terms:



"THAT this Meeting of the holders of the (GBP109,861,000 5.949 per cent. Guaranteed Bonds due 2003)/(GBP163,444,000 6.077 per cent. Guaranteed Bonds due
2006)/ (GBP134,586,000 6.202 per cent. Guaranteed Bonds due 2016)** (the
"Bonds") of British Energy plc (the "Issuer") constituted by the Trust Deed dated 25 March 1999 (as amended and/or supplemented from time to time, the "Trust Deed") made between the Issuer, British Energy Generation Limited and British Energy Generation (UK) Limited (the "Guarantors") and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Bonds (the "Bondholders") hereby, subject to (i) an equivalent resolution being passed by the holders of each other series of Bonds issued by the Issuer and
(ii) in the case of the proposed addition of a new paragraph 35(ii) to Schedule 3 to the Trust Deed, the Second Resolution above being passed by the
Bondholders:



(A)            authorises and directs the Trustee to modify the provisions of
Schedule 3 (Provisions for Meetings of Bondholders) to the Trust Deed as follows:



(i) by the insertion of the following definitions in paragraph 1 as paragraph 1.6 (with the remaining sub-paragraphs of paragraph 1 being renumbered appropriately):



** To be deleted as appropriate.



"1.6            "written resolution" means a resolution in writing signed by or on behalf of holders of a simple majority in principal amount of the Bonds then outstanding who for the time being are entitled to receive notice of a meeting in accordance with the provisions of this Schedule, whether contained in one document or several documents in the same form, each signed by or on behalf of such holders of the Bonds";



(ii)            by the insertion of the following as paragraphs 35 and 36 of
Schedule 3 to the Trust Deed:



"Written Resolution



35            A written resolution shall be effective only for the following limited purposes:



(i) authorising and instructing the Trustee to consent to a waiver or modification of any of the undertakings given by the Issuer in Clause 8 of the First Supplemental Trust Deed (as amended from time to time); and/or



(ii) authorising and instructing the Trustee to extend from time to time the standstill longstop date specified in paragraph (a) of the definition of "Termination Date" in Clause 1.3 of the First Supplemental Trust Deed (as amended from time to time).



36(A)             A written resolution shall be treated as duly passed if the
Trustee is satisfied (in its absolute discretion) that it has been signed by or on behalf of holders (which may include being signed by (or on behalf of) a depositary holding Bonds on behalf of Euroclear or Clearstream or being duly signed by (or on behalf of) the Principal Paying Agent) of a simple majority in principal amount outstanding of the Bonds.



(B) Any written resolution duly passed in accordance with paragraphs 35 and 36(A) above shall be treated as an Extraordinary Resolution passed at a meeting of the Bondholders duly convened and held in accordance with this Trust Deed and shall be binding on all the Bondholders whether or not they receive a copy of such proposed written resolution, and each Bondholder shall be bound to give effect to such written resolution, if passed, accordingly.



(C) Failure in despatch to or receipt by any Bondholder of any proposed written resolution shall not invalidate the written resolution if duly passed as set out above.



(D) Without limitation to paragraph (A) above, the Issuer and the Trustee may call for and shall be at liberty to accept and place full reliance on as sufficient evidence thereof a certificate or letter of confirmation signed on behalf of Euroclear or Clearstream (or any other clearing system approved in writing by the Trustee in which Bonds may for the time being be held) or any form of record made by either or any of them (including any statement of transactions or other report generated through or by Euroclear's EUCLID or Clearstream's Cedcom system) to the effect that at any particular time or throughout any particular period any particular person is, was or will be shown in its records as entitled to a particular interest in any global note or bond representing Bonds.



(B)



(i) sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Bondholders against the Issuer or the Guarantors necessary to give effect to this Extraordinary Resolution (whether or not those rights arise under the Trust Deed or the Conditions);



(ii) assents to every modification, abrogation, variation or compromise of the covenants or provisions of the Trust Deed and/or the Conditions involved or affected by the implementation of this Extraordinary Resolution, such modification, abrogation, variation or compromise to be effected by a deed supplemental to the Trust Deed to be entered into between the Issuer, the Guarantors and the Trustee to give effect to this Extraordinary Resolution;



(iii) authorises and directs the Trustee to concur in taking all steps considered by it in its sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution; and



(iv) declares that the Trustee shall have no liability to Bondholders for its acts or omissions in furtherance of this Extraordinary Resolution."



                              VOTING ARRANGEMENTS



Each series of Bonds is represented by two Global Bonds deposited with a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societe anonyme, Luxembourg ("Clearstream, Luxembourg").



Persons who hold interests in a relevant Global Bond through their accounts with Euroclear and/or Clearstream, Luxembourg (each a "Clearing System") who wish to vote at the relevant Meeting but do not wish to attend are required to give their voting instructions to the relevant Clearing System not later than 11.00 a.m. on Wednesday, 17 December 2003 (in the case of the 2003 Bonds), 11.20 a.m. on Wednesday, 17 December 2003 (in the case of the 2006 Bonds) and 11.40 a.m. on Wednesday, 17 December 2003 (in the case of the 2016 Bonds). The Clearing Systems will then instruct HSBC Bank plc as Principal Paying Agent to attend the relevant Meeting and cast its votes in accordance with the instructions received by it. Bondholders wishing to vote at, but not attend, the relevant Meeting should note that if they have not submitted their voting instructions to the relevant Clearing System by the time stipulated in this paragraph, their votes may not be counted for the purposes of the relevant Meeting.



Persons who hold interests in a relevant Global Bond through the Clearing Systems and who wish to attend the relevant Meeting should give instructions to the relevant Clearing System not later than 11.00 a.m. on Wednesday, 17 December 2003 (in the case of the 2003 Bonds), 11.20 a.m. on Wednesday, 17 December 2003 (in the case of the 2006 Bonds) and 11.40 a.m. on Wednesday, 17 December 2003 (in the case of the 2016 Bonds). The Clearing Systems will then instruct HSBC Bank plc as Principal Paying Agent to issue a voting certificate (to be collected at the relevant Meeting). Bondholders wishing to attend and vote at the relevant Meeting should note that if they have not submitted their instructions to the relevant Clearing System by the time stipulated in this paragraph, they may not be issued with a voting certificate and accordingly may not be entitled to vote at the relevant Meeting.



In both cases, such persons should contact the applicable Clearing System(s) through which they hold their interests in a Global Bond for further information as to the manner and deadline by which instructions should be given. It is the responsibility of each such person to ensure that the Clearing Systems have supplied HSBC Bank plc with the information necessary for HSBC Bank plc to cast votes or issue voting certificates, as the case may be. None of the Issuer, HSBC Bank plc or the Trustee accepts responsibility for delays or failure in communications from the Clearing Systems.



Each question submitted to a Meeting will be decided by a show of hands unless a poll is (before, or on the declaration of the result of, the show of hands) demanded by the chairman, the Issuer, the Trustee or one or more persons representing two per cent. or more of the Bonds of the relevant series.



On a show of hands, every person who is present in person and who produces a voting certificate or is a proxy has one vote. On a poll, every person has one vote for each GBP1,000 principal amount of Bonds represented by the voting certificate so produced or for which he is a proxy.



In case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to any other votes which he may have.



                             Principal Paying Agent
                                 HSBC Bank plc
                                 Mariner House
                                  Pepys Street
                                London  EC3N 4DA



                                 Paying Agents
            Dexia Banque Internationale a Luxembourg societe anonyme
                                69 route d'Esch
                               L-2953 Luxembourg



                                     UBS AG
                               45 Bahnhofstrasse
                                 CH-8098 Zurich
                                  Switzerland




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 27, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations